SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

DERMIRA, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

24983L 104

(CUSIP Number)

CANAAN VIII L.P.

c/o CANAAN PARTNERS

285 RIVERSIDE AVENUE, SUITE 250

WESTPORT, CONNECTICUT 06880

(203) 855-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24983L 104	Page 2 of 8 Pages

1.	Names of reporting persons. CANAAN VIII L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 2,500,149
	8.	Shared voting power 0
	9.	Sole dispositive power 2,500,149
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,500,149
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.2%*
14.	Type of reporting person (see instructions) PN

*	Calculated based upon 24,619,470 shares of the Issuer’s common stock outstanding, which includes: (i) 16,338,220 shares of common stock, issued and outstanding as of September 1, 2014; and (ii) 8,281,250 shares of common stock issued in the initial public offering and concurrent private placement, each of clause (i) and (ii), as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on October 3, 2014.

SCHEDULE 13D

CUSIP No. 24983L 104	Page 3 of 8 Pages

1.	Names of reporting persons. CANAAN PARTNERS VIII LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 2,500,149
	8.	Shared voting power 0
	9.	Sole dispositive power 2,500,149
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,500,149
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.2%*
14.	Type of reporting person (see instructions) OO

*	Calculated based upon 24,619,470 shares of the Issuer’s common stock outstanding, which includes: (i) 16,338,220 shares of common stock, issued and outstanding as of September 1, 2014; and (ii) 8,281,250 shares of common stock issued in the initial public offering and concurrent private placement, each of clause (i) and (ii), as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on October 3, 2014.

SCHEDULE 13D

CUSIP No. 24983L 104	Page 4 of 8 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Dermira, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 2055 Woodside Road, Redwood City, California 94061.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Canaan VIII L.P., a Cayman Islands exempted limited partnership (the “Partnership”); and

(ii)	Canaan Partners VIII LLC, a Delaware limited liability company (the “General Partner”) and the general partner of the Partnership.

The Partnership and the General Partner are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Canaan Partners, 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). The Partnership is a Cayman Islands exempted limited partnership. The General Partner is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 2, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering of 7,812,500 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on October 8, 2014, and at such closing the Partnership purchased an aggregate of 49,276 shares of Common Stock of the Issuer (the “Shares”) at the IPO price of $16.00 per share, and the Partnership’s 1,708,040 shares of the Issuer’s Series A Preferred Stock, 469,878 shares of the Issuer’s Series B Preferred Stock, and 272,955 shares of the Issuer’s Series C Preferred Stock were automatically converted into, in the aggregate, 2,450,873 shares of Common Stock.

The Partnership used its own assets to purchase the Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

Wende S. Hutton, a member and manager of the General Partner, serves as the representative for the Reporting Persons on the Issuer’s board of directors.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold the Shares as a passive investor or

SCHEDULE 13D

CUSIP No. 24983L 104	Page 5 of 8 Pages

as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4 of Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a) and (b). As of October 10, 2014, the Partnership may be deemed to beneficially own 2,500,149 shares of Common Stock, representing approximately 10.2% of the Issuer’s common stock outstanding, which shares of Common Stock are held directly by the Partnership (the “Partnership Shares”). The Partnership has sole voting, investment and dispositive power with respect to the Partnership Shares.

As of October 10, 2014, the General Partner may be deemed to beneficially own 2,500,149 shares of Common Stock, representing approximately 10.2% of the Issuer’s common stock outstanding, which consists of the Partnership Shares. The General Partner has sole voting, investment and dispositive power, through its control of the Partnership, with respect to the Partnership Shares.

Item 5 (c). Except as set forth in the attached Annex I to this Schedule 13D, no Reporting Person has effected any transaction in shares of Common Stock in the last 60 days.

Item 5 (d). Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 5 (e). Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 24983L 104	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2014

CANAAN VIII L.P.

By:	Canaan Partners VIII LLC, its general partner

By:	/s/ Jaime Slocum
	Name:	Jaime Slocum
	Title:	Attorney-in-Fact

CANAAN PARTNERS VIII LLC

By:	/s/ Jaime Slocum
	Name:	Jaime Slocum
	Title:	Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 24983L 104	Page 7 of 8 Pages

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days

Canaan VIII L.P.

Date	Transaction	Shares	Price/Share ($)
10/8/14	Conversion(1)	2,450,873	$0
10/2/14	Buy(2)	49,276	$16.00(2)

(1)	Canaan VIII L.P. previously held 1,708,040 shares of the Issuer’s Series A Preferred Stock, 469,878 shares of the Issuer’s Series B Preferred Stock, and 272,955 shares of the Issuer’s Series C Preferred Stock. At the closing of the Issuer’s initial public offering on October 8, 2014, the shares of Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock converted into, in the aggregate, 2,450,873 shares of common stock.
(2)	The Reporting Persons purchased additional shares of common stock in the Issuer’s initial public offering. There were no brokerage commissions paid by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 24983L 104	Page 8 of 8 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 10, 2014.

CANAAN VIII L.P.

By:	Canaan Partners VIII LLC, its general partner

By:	/s/ Jaime Slocum
	Name:	Jaime Slocum
	Title:	Attorney-in-Fact

CANAAN PARTNERS VIII LLC

By:	/s/ Jaime Slocum
	Name:	Jaime Slocum
	Title:	Attorney-in-Fact